UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

Catalyst Paper Corporation

(Name of Issuer)

Common Shares

(Title of Class of Securities)

14889B102

(CUSIP Number)

Paul Malek

General Counsel

Stonehill Capital Management LLC

885 Third Avenue

30th Floor

New York, NY 10022

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 27, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 249.13d-1(g), check the following box. [X]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 14889B102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Stonehill Capital Management LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use only
4.	Source of funds (See Instructions) OO
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware, USA
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power
	8.	Shared Voting Power 295,043
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 295,043
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 295,043
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.1%
14.	Type of Reporting Person (See Instructions) IA

CUSIP NO. 14889B102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Stonehill Institutional Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use only
4.	Source of funds (See Instructions) OO
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware, USA
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power
	8.	Shared Voting Power 177,026
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 177,026
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 177,026
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.1%
14.	Type of Reporting Person (See Instructions) PN

CUSIP NO. 14889B102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) John Motulsky
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use only
4.	Source of funds (See Instructions) OO
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power
	8.	Shared Voting Power 295,043
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 295,043
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 295,043
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.1%
14.	Type of Reporting Person (See Instructions) IN, HC

CUSIP NO. 14889B102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Christopher Wilson
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use only
4.	Source of funds (See Instructions) OO
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power
	8.	Shared Voting Power 295,043
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 295,043
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 295,043
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.1%
14.	Type of Reporting Person (See Instructions) IN, HC

CUSIP NO. 14889B102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Thomas Varkey
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use only
4.	Source of funds (See Instructions) OO
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power
	8.	Shared Voting Power 295,043
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 295,043
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 295,043
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.1%
14.	Type of Reporting Person (See Instructions) IN, HC

CUSIP NO. 14889B102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Jonathan Sacks
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use only
4.	Source of funds (See Instructions) OO
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power
	8.	Shared Voting Power 295,043
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 295,043
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 295,043
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.1%
14.	Type of Reporting Person (See Instructions) IN, HC

CUSIP NO. 14889B102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Peter Sisitsky
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use only
4.	Source of funds (See Instructions) OO
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power
	8.	Shared Voting Power 295,043
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 295,043
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 295,043
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.1%
14.	Type of Reporting Person (See Instructions) IN, HC

CUSIP NO. 14889B102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Michael Thoyer
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use only
4.	Source of funds (See Instructions) OO
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power
	8.	Shared Voting Power 295,043
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 295,043
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 295,043
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.1%
14.	Type of Reporting Person (See Instructions) IN, HC

CUSIP NO. 14889B102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Michael Stern
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use only
4.	Source of funds (See Instructions) OO
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power
	8.	Shared Voting Power 295,043
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 295,043
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 295,043
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.1%
14.	Type of Reporting Person (See Instructions) IN, HC

SCHEDULE 13D/A

This Amendment No. 5 (“Amendment No. 5”) amends the statement on Schedule 13D filed with the SEC on May 23, 2016 (the “Original Schedule 13D”) as amended by Amendment No. 1 to the Original Schedule 13D, filed with the SEC on June 29, 2016 (“Amendment No. 1”), by Amendment No. 2 to the Original Schedule 13D, filed with the SEC on July 19, 2016 (“Amendment No. 2”), by Amendment No. 3 to the Original Schedule 13D, filed with the SEC on August 17, 2016 (“Amendment No. 3”) and by Amendment No. 4 to the Original Schedule 13D, filed with the SEC on December 15, 2016 (“Amendment No. 4,” and together with this Amendment No. 5, Amendment No. 1, Amendment No. 2, Amendment No. 3 and the Original Schedule 13D, the “Schedule 13D”) with respect to the common shares, no par value per share (the “Shares”), of Catalyst Paper Corporation, a corporation formed under the laws of British Columbia, Canada (the “Issuer”). The Issuer’s principal executive offices are located at 2nd Floor, 3600 Lysander Lane, Richmond, British Columbia, Canada V7B 1C3. Capitalized terms used herein and not otherwise defined in this Amendment No. 5 have the meanings set forth in the Original Schedule 13D. This Amendment No. 5 amends Items 3, 4, 5 and 6 as set forth below.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is hereby amended to add the following:

On January 27, 2017, (a) the Reporting Persons acquired 295,043 newly-issued Shares of the Issuer in partial exchange for the Issuer’s 11.00% PIK Toggle Senior Secured Notes due October 2017 (the “Notes”) held by the Reporting Persons and/or their affiliates, and (b) the 1,449,468 Shares of the Issuer held by the Reporting Persons immediately prior to the Recapitalization and Privatization Transaction were repurchased for cancellation by the Issuer for cash consideration equal to $0.50 per Share, in each case as more fully described in the Reporting Persons’ response to Item 4.

Item 4. Purpose of Transaction

Item 4 is hereby amended to add the following:

On December 14, 2016, the Issuer proposed a recapitalization (the “Recapitalization”) and privatization (the “Privatization Transaction”) of the Issuer pursuant to a plan of arrangement under Section 192 of the Canada Business Corporations Act (the “Arrangement”), pursuant to which the following principal actions (collectively, the “Recapitalization Elements”) were to occur: (a) the Notes and all accrued and unpaid interest in respect of the Notes up to November 1, 2016 would be exchanged such that the holders of the Notes (the “Noteholders”) would receive their pro rata share of: (i) US$135 million in principal amount of interests in a new secured term loan maturing five years from the effective date of the Recapitalization (the “Effective Date”) and carrying interest at a rate of 12% per annum, with such interest to be paid in-kind during the first year of the loan, with the possibility thereafter of partial payment-in-kind at the option of the Issuer or with the consent of the lenders (the “New Secured Term Loan”); and (ii) newly-issued Shares of the Issuer representing approximately 95% of the outstanding Shares after giving effect to the Recapitalization; (b) all accrued and unpaid interest in respect of the Notes on and after November 1, 2016 up to the Effective Date would be added to the principal amount of the New Secured Term Loan and each Noteholder would receive an additional principal amount of the New Secured Term Loan equal to its pro rata share of such accrued and unpaid interest; (c) all Shares outstanding immediately prior to the Recapitalization, other than Shares held by certain funds and entities managed or controlled by Oaktree Capital Management, L.P., Mudrick Capital Management, L.P., as investment manager to certain of its clients, and Cyrus Capital Partners, L.P., as investment manager to certain of its managed funds, would be repurchased for cancellation by the Issuer for cash consideration equal to $0.50 per Share; and (d) the stated capital of the Shares would be reduced to $100,000, and an amount equal to the reduction of the stated capital would be credited to the contributed surplus account of the Issuer. The consummation of the transactions contemplated by the Arrangement was subject to certain closing conditions, including obtaining the approval of the Arrangement by the Noteholders and the holders of the Issuer’s Shares (the “Shareholders”) as well as obtaining certain regulatory, court and stock exchange consents.

Having satisfied the requisite conditions to the closing of the Recapitalization and the Privatization Transaction (including obtaining the approval by the Noteholders and the Shareholders as well as issuance by the Supreme Court of British Columbia of a final order approving the Recapitalization and the Privatization Transaction), on January 27, 2017, the Issuer consummated the Recapitalization and the Privatization Transaction pursuant to the terms of the Arrangement and the Recapitalization Elements were given effect.

In connection with the Recapitalization and the Privatization Transaction, the Issuer’s Shares were delisted from, and ceased to trade on, the Toronto Stock Exchange. On January 30, 2017, the Issuer filed with the SEC a certification and notice of termination on Form 15 of the registration of the Shares under Section 12(g) of the Exchange Act, for the purpose of, among other things, immediately suspending, and thereafter terminating, the Issuer’s reporting obligations under Section 13(a) and Section 15(d) of the Exchange Act.

Other than as described herein, none of the Reporting Persons have any current plans or proposals that relate to or would result in any of the matters described in Items 4(a)-(j) of Schedule 13D. However, as part of their ongoing evaluation of this investment and investment alternatives, the Reporting Persons may consider such matters in the future and, subject to applicable law, may formulate a plan with respect to such matters or enter into contractual arrangements with respect to the same with the Issuer or with other Shareholders, and, from time to time, the Reporting Persons may hold discussions with or make formal proposals to management of the Issuer, other Shareholders or other third parties regarding the matters described in Items 4(a)-(j) of Schedule 13D.

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended by replacing the paragraphs contained in Item 5(a) and (b) with the following:

(a) and (b)

The information contained on the cover pages of this Schedule 13D is hereby incorporated by reference into this Item 5.

The Reporting Persons hold 295,043 Shares, constituting 0.1% of the Shares issued and outstanding (based on 286,139,235 total Shares issued and outstanding as of January 27, 2017, as reported directly by the Issuer to the Reporting Persons), and has the sole power to vote and dispose of such Shares.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Reporting Persons’ response to Item 4 is incorporated by reference into this Item 6.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:	February 3, 2017

STONEHILL CAPITAL MANAGEMENT LLC*

By:	/s/ Paul Malek
Paul Malek
General Counsel

STONEHILL INSTITUTIONAL PARTNERS, L.P.*

By:	/s/ Paul Malek
Paul Malek
General Counsel of Stonehill Capital Management LLC, its investment adviser

JOHN MOTULSKY*

/s/ Paul Malek
Paul Malek
Attorney-in-Fact for John Motulsky

CHRISTOPHER WILSON*

/s/ Paul Malek
Paul Malek
Attorney-in-Fact for Christopher Wilson

THOMAS VARKEY*

/s/ Paul Malek
Paul Malek
Attorney-in-Fact for Thomas Varkey

JONATHAN SACKS*

/s/ Paul Malek
Paul Malek
Attorney-in-Fact for Jonathan Sacks

PETER SISITSKY*

/s/ Paul Malek
Paul Malek
Attorney-in-Fact for Peter Sisitsky

MICHAEL THOYER*

/s/ Paul Malek
Paul Malek
Attorney-in-Fact for Michael Thoyer

MICHAEL STERN*

/s/ Paul Malek
Paul Malek
Attorney-in-Fact for Michael Stern

*	The Reporting Persons disclaim beneficial ownership in the shares reported herein except to the extent of their pecuniary interest therein, and this report shall not otherwise be deemed an admission that any of them is the beneficial owner of such securities for purposes of Section 13(d) or Section 16 of the Securities Exchange Act of 1934, as amended, or for any other purposes